SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. Two)*

RAINIER PACIFIC FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

75087U 10 1

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75087U 10 1

1)	NAME OF REPORTING PERSON Rainier Pacific 401(k) Employee Stock Ownership Plan
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 0
	6)	SHARED VOTING POWER 0
	7)	SOLE DISPOSITIVE POWER 0
	8)	SHARED DISPOSITIVE POWER 576,991

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,991
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 75087U 10 1

ITEM 1(a)	NAME OF ISSUER: Rainier Pacific Financial Group, Inc. (the "Corporation")
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1498 Pacific Avenue, Suite 400, Tacoma, Washington 98402
ITEM 2(a)	NAME OF PERSON FILING: Rainier Pacific 401(k) Employee Stock Ownership Plan (the "ESOP")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of the ESOP is: 1498 Pacific Avenue, Suite 400, Tacoma, Washington 98402
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, no par value per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 75087U 10 1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4
OWNERSHIP:

(a)  Amount beneficially owned:  576,991
(b)  Percent of class:  9.17%
(c)  Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:  0
      (ii)    Shared power to vote or to direct the vote:  0
      (iii)   Sole power to dispose or to direct the disposition of:  0
      (iv)   Shared power to dispose or to direct the disposition of:  576,991

The ESOP is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees of the Issuer and its subsidiaries and their beneficiaries.  The number of shares listed as beneficially owned by the ESOP represents the entire number of shares of Common Stock held by the ESOP as of December 31, 2009.  The ESOP possesses (i) no voting power over any shares of Common Stock and (ii) shared dispositive power over unallocated and allocated shares of Common Stock.  Participants have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts.  Unallocated shares and allocated shares not voted by participants are required to be voted by the trustee, subject to ERISA, in the same proportion as allocated Common Stock that has been voted by participants.  In certain circumstances, ERISA may confer upon the trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated Common Stock.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2010	RAINIER PACIFIC 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

	By:	Rainier Pacific Savings Bank as Plan Administrator

	By:	/s/ John a. Hall
	Name:	John A. Hall
	Title:	President and Chief Executive Officer